Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
ELECTRONIC ARTS INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
($ in thousands)

	Fiscal Years Ended March 31,					Six Months Ended
	2010	2011	2012	2013	2014	September 30, 2014

Earnings
Earnings (loss) before income taxes	$(706,000)	$(279,000)	$18,000	$139,000	$7,000	$372,000
Add: Fixed charges	21,415	22,193	41,015	52,396	52,869	26,920
Total Earnings (1)	$(684,585)	$(256,807)	$59,015	$191,396	$59,869	$398,920

Fixed Charges
Interest component of rental expense	$18,519	$20,899	$21,655	$23,539	$22,466	$11,380
Interest expense	2,896	1,294	19,360	28,857	30,403	15,540
Total fixed charges	$21,415	$22,193	$41,015	$52,396	$52,869	$26,920

Ratio of earnings to fixed charges	(2)	(2)	1.44	3.65	1.13	14.82

(1)
For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income or loss from continuing operations plus fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense. Fixed charges exclude interest associated with uncertain tax positions, which is recorded within income tax expense.

(2)	For the years ended March 31, 2010 and 2011, we had a $706 million and $279 million deficiency, respectively, of earnings to fixed charges.